Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

(In thousands)	Three Months Ended	Fiscal Years Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Net (loss) earnings	$(187,500)	$(451,468)	$302,150	$(1,805,867)	$(147,879)	$(410,579)
Federal and state income tax (benefit) provision	(14,723)	7,271	66,362	226,189	(94,401)	(263,550)
(Loss) earnings before income taxes	(202,223)	(444,197)	368,512	(1,579,678)	(242,280)	(674,129)
Equity in net (income) loss of affiliates	(1)	13	(65)	(14,668)	(33,226)	(59,797)
Distributed income from equity investees	—	92	—	29,498	11,040	35,460
Net (loss) earnings	(202,224)	(444,092)	368,447	(1,564,848)	(264,466)	(698,466)
Fixed charges:
Interest	15,881	51,832	61,394	41,777	46,010	53,514
One-Third of all rentals	362	1,873	1,678	1,621	2,496	2,529
Fixed charges	16,243	53,705	63,072	43,398	48,506	56,043
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	16,243	53,705	63,072	43,398	48,506	56,043
Net (loss) earnings and fixed charges	$(185,981)	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Net (loss) earnings, fixed charges and preferred dividends	$(185,981)	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	6.8x	(1)	(1)	(1)
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	(1)	6.8x	(1)	(1)	(1)

(1)
For the three months ended March 31, 2013, and in 2012, 2010, 2009, and 2008, earnings were not adequate to cover fixed charges in the amount of $186.0 million, $390.4 million, $1,521.5 million, $216.0 million, and $642.4 million, respectively.

(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.